Ex

U.S. Securities and Exchange Commission
Washington, D.C. 20549

03010826

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

Current Report on Form 8-K Series FOR 2/24/03
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-101791
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2003
WASH. D.C. 181

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 24th d day of February, 2003.

Residential Accredit Loans Inc.
(Registrant)

By: Julie Malanoski
Vice President

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RALI 2003-QS3
Computational Materials

Pmt Rule
----

1 Pay B1, B2, B3, B4, B5, B6 pro-rata until balances are reduced to zero with junior principal defined below

2 Pay A1, A2 pro-rata, the product of 1) the fraction, the numerator of which is the sum of A1, A2 balance and the denominator is the total senior balance, prior to payment on that payment date, and 2) the remaining senior principal

3 Pay A5 to Pac1 Schedule with remaining senior principal

4 Pay A4 to Pac2 Schedule with remaining senior principal

5 Pay A6, A4, A5 sequentially with remaining principal

6 Pay B1, B2, B3, B4, B5, B6 pro-rata with remaining principal

Senior Principal

The sum of 1) a fraction, the numerator of which is the total senior balance and the denominator is the total bond balance, prior to payment on that payment date, of schedule principal, 2) a percentage, defined below, of prepayment

The percentage is the sum of 1) the fraction, the numerator of which is the total senior balance and the denominator is the total bond balance, prior to payment on that payment date, 2) the product of i) the fraction, the numerator of which is the total junior balance and the denominator is the total bond balance, prior to payment on that payment date, and ii) the percentage defined below

Period	Percentage
61 - 72	70%
73 - 84	60%
85 - 96	40%
97 - 108	20%
109 and after	0%

Junior Principal

Total principal received minus senior principal

Pass Thru Rate

5.50%

XS Interest

XS receives the excess of i) Net Interest received over ii) Mortgage Balance * Pass Thru Rate / 12

```
A1 Formula
   = LIB1 + 0.45

A1 Cap
   = 8.0

A1 Floor
   = 0.45

A2 Formula
   = 16.5 - 2.2 * LIB1

A2 Cap
   = 16.5

A2 Floor
   = 0.0

A3 Formula
   = 7.55 - 1 * LIB1

A3 Cap
   = 0.05

A3 Floor
   = 0.0

A3 Notional Bal
   = A1 Bal
```

Summary

COLLATERAL :	Coupon	Amount	WAC	WAM	Age
	5.720%	205,655,526	5.970%	14-10	0- 2

SETTLEMENT : FEB 28, 2003
FIRST PAY : MAR 25, 2003

PREPAY : 16.00% CPR

LIB1 : 1.38000% LIB1 INDEX

U.S. Treasury Yield Curve :

Year :	0.247	0.496	1.937	4.808	9.811	28.060
Yield :	1.154	1.183	1.638	2.866	3.926	4.865

PRICING : 16 CPR
PAC1 : 6 CPR - 20 CPR
PAC2 : 14 CPR - 16 CPR

	Par Amount	Eff. Coupon	Days To 1st Pmt	Days To Sett	Yrs Of Principal Paydown: From	To	Avg Life	Mod. Dur-ation	$/.01	Price	Cash Flow Yield	Spreads Off Tsys: Year	Sprd	Price Sensitivity B.P.	$ Change
ASSET	205,655,526	5.7200			3/03	12/17	4.05								
CMOs	205,655,526	5.7200			3/03	12/17	4.05								
A-1-PT -F	66,000,000	1.8300	28	3	3/03	12/17	3.95								
A-2-PT -Q	30,000,000	13.4640	28	3	3/03	12/17	3.95								
A-3-PT -QI	66,000,000NP	0.0500	28	3	3/03	12/17	3.95								
A-4-SCH	37,000,000	5.5000	52	27	3/03	12/17	4.45								
A-5-PAC	66,443,000	5.5000	52	27	3/03	12/12	3.71								
A-6-SUPP	557,000	5.5000	52	27	3/03	3/03	0.07								
B-1-PPLO	5,655,526	5.5000	52	27	3/03	12/17	7.45								
B-2-PPLO	0	0.0000	52	27	2/03	2/03	0.00								
B-3-PPLO	0	0.0000	52	27	2/03	2/03	0.00								
B-4-PPLO	0	0.0000	52	27	2/03	2/03	0.00								
B-5-PPLO	0	0.0000	52	27	2/03	2/03	0.00								
B-6-PPLO	0	0.0000	52	27	2/03	2/03	0.00								
XS - I	205,655,526NP	0.2200	52	27	3/03	12/17	4.05								

Salomon Smith Barney

Wed Feb 19, 2003 12:09:00

YIELD TABLE

TRANCHE : A-1-PT -F
AMOUNT : 66,000,000
COUPON : 1.83000
FORMULA : LIB1 + 0.45000
CAP : 8.00000%
FLOOR : 0.45000%

SETTLE DATE : 02/28/2003
FIRST PAYMENT DATE : 03/25/2003

CPR	0	8	16	24	32
99.00000	1.969	2.033	2.113	2.212	2.330
99.06250	1.961	2.020	2.096	2.189	2.299
99.12500	1.953	2.008	2.079	2.165	2.269
99.18750	1.945	1.996	2.062	2.142	2.238
99.25000	1.936	1.984	2.044	2.119	2.207
99.31250	1.928	1.972	2.027	2.095	2.176
99.37500	1.920	1.960	2.010	2.072	2.146
99.43750	1.912	1.947	1.993	2.049	2.115
99.50000	1.904	1.935	1.976	2.026	2.085
99.56250	1.895	1.923	1.959	2.002	2.054
99.62500	1.887	1.911	1.942	1.979	2.024
99.68750	1.879	1.899	1.925	1.956	1.993
99.75000	1.871	1.887	1.908	1.933	1.963
99.81250	1.863	1.875	1.891	1.910	1.933
99.87500	1.855	1.863	1.874	1.887	1.902
99.93750	1.846	1.851	1.857	1.864	1.872
100.00000	1.838	1.839	1.840	1.841	1.842
100.06250	1.830	1.827	1.823	1.818	1.812
100.12500	1.822	1.815	1.806	1.795	1.782
100.18750	1.814	1.803	1.789	1.772	1.751
100.25000	1.806	1.791	1.772	1.749	1.721
100.31250	1.798	1.779	1.755	1.726	1.691
100.37500	1.790	1.767	1.738	1.703	1.661
100.43750	1.782	1.755	1.722	1.681	1.631
100.50000	1.773	1.743	1.705	1.658	1.602
100.56250	1.765	1.731	1.688	1.635	1.572
100.62500	1.757	1.720	1.671	1.612	1.542
100.68750	1.749	1.708	1.655	1.590	1.512
100.75000	1.741	1.696	1.638	1.567	1.482
100.81250	1.733	1.684	1.621	1.544	1.453
100.87500	1.725	1.672	1.604	1.522	1.423
100.93750	1.717	1.660	1.588	1.499	1.393
101.00000	1.709	1.648	1.571	1.477	1.364

WAL	8.52	5.67	3.95	2.87	2.16
DUR @					
100.00000	7.69	5.21	3.69	2.72	2.07
START	3/03	3/03	3/03	3/03	3/03
END	12/17	12/17	12/17	12/17	12/17

Salomon Smith Barney

Wed Feb 19, 2003 12:09:00

YIELD TABLE

TRANCHE : A-2-PT -Q
AMOUNT : 30,000,000
COUPON : 13.46400
FORMULA : 16.50000 - 2.20000 * LIB1
CAP : 16.50000%
FLOOR : 0.00000%

SETTLE DATE : 02/28/2003
FIRST PAYMENT DATE : 03/25/2003

CPR	0	8	16	24	32
109.00000	11.956	11.334	10.601	9.749	8.765
109.06250	11.943	11.317	10.580	9.723	8.732
109.12500	11.931	11.301	10.559	9.697	8.700
109.18750	11.919	11.285	10.538	9.671	8.668
109.25000	11.907	11.269	10.517	9.645	8.635
109.31250	11.894	11.253	10.497	9.619	8.603
109.37500	11.882	11.237	10.476	9.593	8.571
109.43750	11.870	11.220	10.455	9.567	8.539
109.50000	11.858	11.204	10.434	9.541	8.507
109.56250	11.845	11.188	10.414	9.515	8.474
109.62500	11.833	11.172	10.393	9.489	8.442
109.68750	11.821	11.156	10.372	9.463	8.410
109.75000	11.809	11.140	10.352	9.437	8.378
109.81250	11.797	11.124	10.331	9.411	8.346
109.87500	11.784	11.108	10.311	9.385	8.314
109.93750	11.772	11.092	10.290	9.359	8.282
110.00000	11.760	11.076	10.270	9.334	8.251
110.06250	11.748	11.060	10.249	9.308	8.219
110.12500	11.736	11.044	10.229	9.282	8.187
110.18750	11.724	11.028	10.208	9.257	8.155
110.25000	11.712	11.012	10.188	9.231	8.124
110.31250	11.700	10.996	10.168	9.205	8.092
110.37500	11.688	10.980	10.147	9.180	8.060
110.43750	11.676	10.965	10.127	9.154	8.029
110.50000	11.663	10.949	10.107	9.129	7.997
110.56250	11.651	10.933	10.086	9.103	7.966
110.62500	11.639	10.917	10.066	9.078	7.934
110.68750	11.627	10.901	10.046	9.052	7.903
110.75000	11.615	10.885	10.026	9.027	7.871
110.81250	11.603	10.870	10.005	9.002	7.840
110.87500	11.591	10.854	9.985	8.976	7.809
110.93750	11.580	10.838	9.965	8.951	7.778
111.00000	11.568	10.823	9.945	8.926	7.746

WAL	8.52	5.67	3.95	2.87	2.16
DUR @ 110.00000	4.68	3.55	2.77	2.21	1.78
START	3/03	3/03	3/03	3/03	3/03
END	12/17	12/17	12/17	12/17	12/17

Salomon Smith Barney

Wed Feb 19, 2003 12:09:00

TRANCHE : A-4-SCH
AMOUNT : 37,000,000
COUPON : 5.50000

YIELD TABLE

SETTLE DATE : 02/28/2003
FIRST PAYMENT DATE : 03/25/2003

CPR	0	8	16	24	32
100.00000	5.526	5.514	5.467	5.273	5.088
100.06250	5.519	5.505	5.449	5.220	5.000
100.12500	5.512	5.496	5.431	5.166	4.912
100.18750	5.505	5.487	5.413	5.112	4.825
100.25000	5.499	5.478	5.395	5.059	4.737
100.31250	5.492	5.469	5.378	5.006	4.649
100.37500	5.485	5.460	5.360	4.952	4.562
100.43750	5.478	5.451	5.342	4.899	4.475
100.50000	5.471	5.442	5.324	4.846	4.388
100.56250	5.464	5.433	5.307	4.792	4.301
100.62500	5.457	5.424	5.289	4.739	4.214
100.68750	5.450	5.415	5.271	4.686	4.127
100.75000	5.444	5.406	5.254	4.633	4.040
100.81250	5.437	5.397	5.236	4.580	3.954
100.87500	5.430	5.388	5.219	4.527	3.867
100.93750	5.423	5.379	5.201	4.475	3.781
101.00000	5.416	5.370	5.183	4.422	3.694
101.06250	5.409	5.361	5.166	4.369	3.608
101.12500	5.403	5.352	5.148	4.317	3.522
101.18750	5.396	5.343	5.131	4.264	3.436
101.25000	5.389	5.334	5.114	4.212	3.350
101.31250	5.382	5.325	5.096	4.159	3.265
101.37500	5.375	5.316	5.079	4.107	3.179
101.43750	5.369	5.307	5.061	4.054	3.094
101.50000	5.362	5.298	5.044	4.002	3.008
101.56250	5.355	5.289	5.027	3.950	2.923
101.62500	5.348	5.280	5.010	3.898	2.838
101.68750	5.342	5.272	4.992	3.846	2.753
101.75000	5.335	5.263	4.975	3.794	2.668
101.81250	5.328	5.254	4.958	3.742	2.583
101.87500	5.321	5.245	4.941	3.690	2.498
101.93750	5.315	5.236	4.924	3.638	2.414
102.00000	5.308	5.227	4.906	3.586	2.329
WAL	12.91	9.27	4.45	1.25	0.74
DUR @					
101.00000	9.03	6.87	3.52	1.17	0.71

START	1/14	5/03	3/03	3/03	3/03
END	12/17	12/17	12/17	7/06	11/04